RX STAFFING, INC.

1718 FAWN COURT NW

GIG HARBOR, WASHINGTON 98332

July 7, 2005

To:	Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rx Staffing, Inc.
Registration Statement on Form SB-2
Filed June 10, 2005
File No.: 333-125686

Dear Mr. Riedler:

The following are the Company's responses and revisions to its filing pursuant to your letter dated July 5, 2005:

FORM SB-2

General

1.

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Duly noted.

2.

Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note we may have comments regarding this material.

The company does not intend to use any graphic, visual or photographic information in the printed prospectus.

3.

Throughout your entire document, you reference "directors" and "officers."  It is our understanding that you only have one officer who also services as your sole director.  Please revise your entire document to accurately reflect you only have one officer who is also your director.  For example, we note in your MD&A section you make several references to "officers" and "directors."  Please revise your disclosure accordingly.

The company does currently have a single officer, who also serves as the sole director.  The company has endeavored to adequately disclose this fact.  Instances of the pluralized terms "officers" and/or "directors" are made without specific reference or are taken from the Form SB-2 template provided by the Commission.  For instance, the section header titled "Directors, Executive Officers, Promoters and Control Persons" is copied literally from the title of Item 401 of Regulation S-B.

Notwithstanding the aforementioned occurrences, the company found a single reference to the term "directors" in the MD&A section of the registration statement and has amended the disclosure, as follows: "We have not paid for expenses on behalf of our sole director.  Additionally, we believe that this fact shall not materially change."

4.

Please tell us if you have started the application process to list or quote your securities on a securities market and when you expect to commence listing or quoting on such market.  We may have additional comments.

To date, no effort has been made by the company to obtain listing or quotation of the company's securities on a national stock exchange or association.  The company has not identified or approached any broker/dealers with regard to assisting the company to apply for such listing.  The company is unable to estimate when it expects to undertake this endeavor.

5.

Please provide an audited balance sheet as require by Item 310(a) of Regulation S-B.

Per Item 310(a) of Regulation S-B, the company is required to "file an audited balance sheet as of the end of the most recent fiscal year, or as of a date within 135 days if the issuers existed for a period less than one fiscal year."  However, under Item 310(g) of Regulation S-B:

If required financial statements are as of a date 135 days or more prior to the date a registration statement becomes effective or proxy material is expected to be mailed, the financial statements shall be updated to include financial statements for an interim period ending within 135 days of the effective or expected mailing date.  Interim financial statements should be prepared and presented in accordance with paragraph (b) [which states, in part, that interim financial statements may be unaudited]

The registration statement contains balance sheets as of December 31, 2004 and January 31, 2005 audited by Bagell, Josephs & Company, LLC, as well as an unaudited balance sheet as of March 31, 2005.  The company believes that it is in full compliance with the applicable paragraphs of Item 310 of Regulation S-B.

Registration Statement Facing Page

6.

Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

The registration statement currently contains the following statement:

If this Form is filed to register securities for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act, please check the following box.

Prospectus cover page

7.

Please revise the second line where you disclose the number of shares of common stock to say "up to 2,000,000 shares of common stock."

The registration statement has been amended, as recommended.

8.

We note the payment of offering proceeds to the William F. Dolan trust account.  Please tell us who Mr. Dolan is and why the escrow agreement refers to Michael Berg as the escrow agent.  In addition, please tell us why the escrow account refers to Expert Systems instead of Rx Staffing and why you are using an escrow agent in Arizona.  We may have additional comments.

The company required an escrow agent and approached its corporate counsel, Wendy Miller, for assistance.  Ms. Miller referred the company to the services of William F. Doran, an attorney in Arizona.

The original escrow agreement attached as exhibit 99(a) is incorrect and a correct version has been re-filed as exhibit 99(a).

Prospectus Summary, page 5

9.

As you have chosen to include a summary of your strategy, please revise to include a discussion of risks and obstacles you must address in implementing this strategy.  Simply cross-referencing to the Risk Factors section is not sufficient.

The summary section does not contain a summary of the company's strategy, rather a general overview of the company's proposed business and activities, to date.  Additionally, this section does not contain a cross-reference to any section of the registration statement.  In light of these facts, the company has not amended the summary portion of the prospectus.

Risk Factors

General

10.

Please include a separate risk factor disclosing the risks presented by the fact that you presently have no sales, marketing or distribution capabilities.

The following risk factor has been added, as recommended:

We may be unable to generate sales without sales, marketing or distribution capabilities.

We have not commenced our planned operations and do not have any sales, marketing or distribution capabilities.  We cannot guarantee that we will be able to develop a sales and marketing plan or to develop an effective chain of distribution.  In the event we are unable to successfully implement these objectives, we may be unable to generate sales and operate as a going concern.

11.

Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management.  In the alternative, advise us as to why you do not believe a risk factor is necessary.

The following risk factor has been added, as recommended:

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada.  Certain provisions of Nevada corporation law could adversely affect the market price of our common stock.  Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us.  Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors.

12.

Please include a risk factor discussing whether or not you carry insurance to cover events such as liability claims, etc.  Should you have liability or general business coverage, please disclose the coverage amount, if you do not have insurance currently, so state.

The following risk factor has been added, as recommended:

Significant legal actions could subject us to substantial uninsured liabilities and force us out of business.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories.  Many of these actions involve large claims and significant defense costs.  In addition, we may become subject to claims related to torts or crimes committed by the temporary healthcare professionals we seek to employ.  A failure of any of the healthcare professionals we may employ to observe applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages.  We currently do not carry professional liability insurance to mitigate these risks.  If we are unable to obtain and maintain adequate insurance coverage at a reasonable cost, or if potential insurers deny coverage, we may be exposed to substantial liabilities that could force us out of business.

Our sole officer and director works for us on a part-time basis..., page 5

13.

Please revise to include a discussion of Shaun Jones's conflict of interest and his employment with Harrison Memorial Hospital.

The company has amended the risk factor entitled "RSI may lost its top management without employment agreements" to address the Commission's comment, as follows:

The sole officer and director of RSI is involved in other business activities.  Namely, Mr. Jones is currently employed by Harrison Memorial Hospital and is a temporary agent of HRN Medical Staffing Agency.  In the future, Mr. Jones may also become involved in other business opportunities.  If a specific business opportunity becomes available, such person may face a conflict in selecting between RSI and his other business interests.  RSI has not formulated a policy for the resolution of such conflicts.

14.

Please revise this risk factor to state that you may still go out of business if Shaun Jones does not pursue other business opportunities.

The company believes that the revision suggested will cause the risk factor to become indistinct for the reader.  Additionally, this paragraph is repeated later in this section.  The risk factor has thus been revised to remove the paragraph in its entirety.

RSI may not be able to attain profitability without additional..., page 6

15.

We note your statement that you do not foresee experiencing liquidity and solvency in the next 12 months.  We also note that you have no other alternative sources of financing other than this offering.  Finally, we understand you will terminate this offering should you not sell obtain $25,000 in proceeds from this offering.  Please revise to clearly explain you will not be able to continue operations and therefore will suffer liquidity and solvency problems in the next 12 months should you not raise the minimum offering amount.

The risk factor has been amended, as follows:

Rx Staffing Inc. has limited capital resources.  In the event we raise at least the minimum of $25,000 sought in this offering, we expect to be able to continue our business for at least the next 12 months.  It is hoped that we will begin to generate revenues within the first nine months after raising the minimum offering proceeds.  Unless RSI begins to generate sufficient revenues to finance operations as a going concern, RSI may experience liquidity and solvency problems.  In the event we do not raise this minimum amount, however, we will not be able to continue pursuit of our business.  No alternative sources of funds are available to us in the event RSI does not have adequate proceeds from this offering.  However, RSI believes that the net proceeds of the minimum offering will be sufficient to satisfy the start-up and operating requirements for the next twelve months.

Because of competitive pressures from competitors with more resources, RSI..., page 6

16.

Please revise to provide an estimate of the number of competitors and your competitive position.  If a small number of competitors are dominant in the industry, identify them.

The registration statement has been amended, as follows:

Rx Staffing, Inc. is entering a highly competitive market segment.  Our expected competitors include larger and more established companies.  To the best of our management's knowledge, some of our competitors in the temporary healthcare staffing sector include AMN Healthcare Services, Inc., Cross Country, Inc., Medical Staffing Network, Inc. and RehabCare Group, Inc.  In the State of Washington, we expect to compete with Axis Medical Staffing and Hospital Jobs Online.  In addition, traditional staffing companies such as Adeco and Monster.com provide temporary staffing opportunities for medical professionals.  Generally, RSI's actual and potential competitors have longer operating histories, significantly greater financial and marketing resources, as well as greater name recognition.  Therefore, many of these competitors may be able to devote greater resources than RSI to attracting a larger base of healthcare employers and professionals.  There can be no assurance that RSI's current or potential competitors will not develop services comparable or superior to those to be offered by us.  Increased competition could result in lower than expected operating margins or loss of market share, any of which would materially and adversely affect RSI's business, results of operation and financial condition.

RSI may lose its top management without employment..., page 7

17.

Please disclose if you maintain a key man life insurance policy for Shaun Jones.

The following sentence has been added to this risk factor: "Furthermore, we do not maintain key man life insurance on this individual."

18.

Please disclose that you currently have no full or part-time employees for Rx Staffing, Inc.

The following sentence has been added to this risk factor: "We have no other full- or part-time employees besides Mr. Jones."

Investors may have difficulty liquidating their investment..., page 8

19.

Please disclose why trading in Rx Staffing's shares may trigger "penny stock" rules.

The registration statement has been amended to expand the disclosure, as follows:

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in Company securities may find it difficult to sell their securities, if at all.

Investors in this offering will bear substantial risk of loss..., page 8

20.

Please revise this risk factor to explain that investors who purchase shares will:

*

Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and

*

Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

The registration statement has been amended, as follows:

Our sole shareholder, Shaun Jones, who also serves as our sole officer, director and employee, acquired 10,000,000 shares of our common stock at a price per share of $0.001.  Upon the sale of the common stock offered hereby, the investors in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities and will experience an immediate and substantial "dilution."  Investors in the offering will contribute 71% (assuming the minimum amount of proceeds is realized from this offering) or 91% (assuming the maximum amount of shares offered are sold) of the total amount of investment in the company but will own only 5% or 17% of the shares issued and outstanding assuming a minimum or maximum offering, respectively.  Therefore, the investors in this offering will bear a substantial portion of the risk of loss.  Additional sales of our common stock in the future could result in further dilution.  Please refer to "Dilution" on page 10.

21.

Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination.  Please refer to SEC Releases No. 33-7233 and No. 33-7289.  We may have additional comments.

The company does not intend to distribute any forms of the prospectus other than in print.

Background of Directors, Executive Officer, Promoters and Control Persons, page 12

22.

Please disclose what experience Shaun Jones has in starting and operating health care related business, if not, please so state.

The registration statement has been amended to

Although he has no specific experience related to forming and starting a health care related business, Mr. Jones has been and is currently employed at Harrison Memorial Hospital in Bremerton, Washington, where he has been on staff for the past 18 years, since 1987.  He is the lead respiratory therapist, and as such is responsible for various operations, such as overseeing the respiratory therapy staff, assigning workloads, performing annual employee evaluations, writing policy and procedure manuals and scheduling.

23.

Please expand the discussion to describe the nature of HRN Medical Agency's business and the nature of the services Mr. Jones provides to HRN.  In addition, please tell us supplementally whether Mr. Jones is prohibited from establishing a competing business to that conducted by HRN.

The registration statement has been revised to clarify the relationship between Mr. Jones and HRN Medical Staffing Agency, as follows:

From 2002 to May 2005, Mr. Jones also offers his expertise on a temporary staffing basis to HRN Medical Staffing Agency, an executive healthcare recruiting firm.  Mr. Jones is a temporary employee contracted from HRN Medical Staffing Agency to hospitals and other healthcare providers.  Through HRN Medical Staffing, Mr. Jones specializes in critically ill patients that are on life support equipment in various hospitals throughout the Puget Sound area of Washington State.

In May 2005, Shaun Jones resigned his position with HRN Medical Staffing Agency.  Mr. Jones did not have a non-compete agreement with HRN prohibiting Mr. Jones from engaging in any competitive practice, including establishing a competing business to that conducted by HRN.

Description of Business, page 14

24.

Please describe in detail the limited start-up operations you have completed to date.

The following disclosure has been added to the amended registration statement:

RSI has yet to commence planned operations.  As of the date of this prospectus, RSI has had only limited start-up operations and generated no revenues.  Our operations to date have been devoted primarily to startup and development activities, which include the following:

1.

Formation of the Company;

2.

Obtaining capital through sales of our common stock;

3.

Establishing our presence on the Internet at www.rxstaffing.net; and

4.

Entering into affiliate relationships with vendors.

Industry Background and Competition, page 17

25.

Please disclose the size of your target market in dollar terms.  To the extent you use information derived from third party sources, please also provide us with a marked copy of the documentation to support your statement.

The company has relied upon information published by third party sources.  However, the company has been unable to obtain from those parties consent for the use of such published information in the registration statement.  As a result, the company is regretfully unable to comply with the Commission's request.

26.

Please provide independent third party support for the three industry drivers you list in this section.

The company has been unable to obtain third-party consent for use of the information contained in the registration statement.  As a result, the information has been removed.

Plan of Operation, page 19

27.

Please disclose if you have had any negotiations with hospitals or long term care facilities to date, if not, please so state.

The registration statement has been amended, as follows:

We seek to establish ourselves as a temporary healthcare staffing service company.  We plan to market our services to institutions, occupational and alternative site healthcare organizations.  We have not begun marketing our services and we have no agreements to provide our services to any such organization.  Additionally, we have not had any negotiations with hospitals or long-term care facilities.  In order to offer our proposed services, we intend to establish relationships with licensed healthcare professionals able and willing to work on a per diem basis.  At this time, we have no agreements with any individuals to so.

Description of Property, page 20

28.

Please disclose whether the premises at 1718 Fawn Court is Shaun Jones' primary residence.

The registration statement has been amended, as follows:

Mr. Shaun Jones, the sole director and shareholder, is providing the office space, located at Mr. Jones' primary residence, at no charge to RSI.

Holders, page 21

29.

The discussion refers to four shareholders of record, whereas elsewhere in the prospectus you refer to Mr. Jones as the sole shareholder.  Please revise or advise.

The typographical error has been revised to accurately disclose that the company currently has only one shareholder.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F1

30.

It appears that the audit opinion of Bagell Josephs & Company, L.L.C. does not conclude on the financial position of the company as of December 31, 2004 and the changes in operations, changes in stockholders' equity and cash flows for the period then ended.  Please provide an audit opinion, which references all periods presented as being audited.

The report has been revised, accordingly.

Critical Accounting Policies

Stock-Based Compensation, page 36

31.

We have read your response to comment 45.  Please explain to us the basis for your conclusion that your method for determining the fair value of stock options complied with SFAS 123(R).  Additionally, we noted your lack of a "bona fide" price range.  Please be aware that we may have further comments regarding the equity fair market valuations reflected in your financial statements after you include the IPO offering range in the filing.

The company does not understand this comment.  Please advise as to the applicability of this comment to Rx Staffing, Inc.

Consolidated Financial Statements

Note 3. Joint Venture, page F-11 and F-12

32.

We have read your response to comment 61.  Please discuss in MD&A the consequences to your future operations, financial position and liquidity if this debt is not restructured and the joint venture is terminated or becomes inactive.  Explain to us the financial implications of an "equal settlement of liabilities" under the joint venture agreement.  Based upon your disclosures, it appears that upon termination of the joint venture, you would be required to make non refundable cash payments to the joint venture to settle outstanding liabilities.  Please explain to use how this provision in the joint venture agreement does not constitute a guarantee or further commits the company to provide further financial support and thus would necessitate recognition of losses in excess of your initial investments and any subsequent advances.  Additionally, if such a contingency to settle joint venture liabilities does not exist, clarify your disclosure on page 56.  If you such a contingency does exist, revise your disclosure in the applicable sections of the filing and in Note 3 to describe the nature of this contingency and provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Expand your disclosure in Note 3 to cover the termination provides of the joint venture agreement as described on page 56.

The company does not understand this comment.  Please advise as to the applicability of this comment to Rx Staffing, Inc.

Exhibits

33.

Please file all amendments to your articles of incorporation and bylaws.  In this regard we note the bylaws provide for three directors and there is currently only one director.  We also note the annual meeting is to be held June 1.

There have been no amendments to either the articles of incorporation or bylaws of the company, as such, none have been filed.

Nevada corporate law provides that companies incorporated in the State of Nevada may have no less than one director.  The company's bylaws authorize a maximum of three directors.  This clause does not stipulate that the company is required to have a minimum of three directors.

The company confirms that its annual meetings are to be held on June 1.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Shaun Jones at (253) 720-0022.

Sincerely,

/s/ Shaun Jones

Shaun Jones

President

Attachments:

Form SB-2 amendment 1, marked